, 199




Dear           :

I  am  pleased to advise you that the Board of Directors  of  CUC
International Inc. (the "Corporation") on              authorized
the granting to you of a non-statutory option to purchase shares of common stock, $.01 par value, of the Corporation (the "Common Stock") at a price of $ per share (the "Exercise Price"), which the Board believes to be the fair market value on that date. Your option has been granted under the Company's 1992 Employee Stock Option Plan (the "Plan").

Terms not defined herein shall have the meaning set forth in the Plan.

Your option may be exercised under the following terms:


(a) This option shall not be transferrable except by will or the laws of descent and distribution;


(b) Subject to the provisions of paragraphs (e), (f) and (g) hereof, this option may be exercisable by you as follows:

     You  may purchase         (%) of the Common Stock for  which
     options  are herein granted on or after February      ,  199
     and  an  additional          (%) on or after each successive
     February 1.

     Your right to exercise this option shall be cumulative.  The
     Board of Directors of the Corporation may at any time accelerate the vesting of this option. This option shall expire on the tenth anniversary of the date of grant.


(c) If required by the Corporation, prior to the delivery to you of a certificate or certificates representing the shares of Common Stock purchased by you upon the exercise of this option, you shall have deposited with the Corporation a non-disposition letter (restricting disposition by you of the shares of Common Stock) in form satisfactory to counsel for the Corporation;

                               (2)

(d) In the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, stock repurchase, exchange of shares, warrants or rights offering to purchase stock at a price substantially below fair market value or other similar corporate event affecting the Common Stock, the number and kind of shares subject to this option and the Exercise Price shall be equitably adjusted (including by payment of cash to you) in the discretion of the committee of the Board of Directors (the "Committee") that administers the Plan in order to preserve the benefits or potential benefits intended to be made available to you under this option. The determination of the Committee as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Committee, such adjustments shall be subject to the same vesting schedule and restrictions to which this option is subject. No fractional shares of Common Stock shall be reserved or authorized or made subject to this option by any such adjustment.


(e) Notwithstanding anything herein to the contrary, if the Board of Directors of the Corporation or any committee of the Board of Directors, after full consideration of the facts, finds by majority vote that you have engaged in fraud, embezzlement, theft, commission of a felony, or dishonesty in the course of your employment by the Corporation, you shall forfeit all unexercised options for which the Corporation has not yet delivered share certificates, in each case whether such options are granted by this letter or otherwise. The decision of the Board of Directors of the Corporation or such committee shall be final.


(f) Subject to paragraph (e) hereof, if you die while in the employ of the Corporation or any of its affiliates or subsidiaries or if you die within a period of three (3) months after your employment has terminated or if your employment is terminated by reason of permanent and total disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code")), this option shall become immediately exercisable in full and, in the case of your death, your estate shall have the right to exercise your options hereunder. You may designate, in writing on forms to be provided to you by the Committee, a beneficiary or beneficiaries to receive all or part of the options upon your death.


(g) Subject to paragraph (e) hereof, in the event your employment with the Corporation or any of its affiliates or subsidiaries is terminated for any reason other than death or permanent and total disability (as defined in Section 22(e)(3) of the Code), you shall be entitled to exercise your options hereunder, to the extent exercisable on the date of termination, at any time within four (4) months from such termination, but in no event thereafter or after the expiration of the term of the option.

                               (3)

(h)  You may pay for shares purchased pursuant hereto as follows:

          (i) You may pay the Exercise Price per share in cash or check at the time of exercise.

          (ii)   You  may pay the Exercise Price by remitting
          to the Corporation in cash or by check an amount equal to or greater than the product of (a) the par value of the Corporation's Common Stock and (b) the number of shares of Common Stock acquired pursuant to the exercise of this option (such amount is hereinafter referred to as the "Minimum Payment") and by executing a promissory note for the balance equal to (A) the product of (i) the Exercise Price and (ii) the number of shares of Common Stock acquired pursuant to the exercise of this option less (B) the Minimum Payment (such balance is hereinafter referred to as the "Principal Amount"). Pursuant to the terms of the promissory note, interest will be charged per year at the lowest interest rate in effect at the time of exercise, which will prevent any imputation of income under Sections 483 or 7872 of the Code. Five years from the date of exercise, the Principal Amount plus interest compounded annually will be due. In the discretion of the Corporation's Board of Directors, the Corporation may demand repayment of the Principal Amount plus accrued interest upon a termination of your employment with the Corporation or any of its subsidiaries. With notice of your exercise of your option, you must give notice of your election to use the loan arrangement described above. In the discretion of the Corporation's Board of Directors, you may be required to execute a pledge agreement. The Corporation will retain possession of certificates representing shares of Common Stock acquired pursuant to the exercise of this option until the loan is repaid in full;

          (iii) You may arrange for a "cashless" stock option exercise with the Corporation's exercise facilitator pursuant to which such exercise facilitator will pay the Exercise Price per share in cash or check at the time of exercise; or

          (iv) You may pay with any other legal consideration that may be acceptable to the Committee in its sole discretion at the time of exercise.

When you wish to exercise your stock option in whole or in part, please refer to the provisions of this letter and correspond in writing with the Secretary of the Corporation. This is not an incentive stock option under Section 422A of the Code.

Very truly yours,


E. Kirk Shelton
President and Chief Operating Officer

EKS:feh
1992plan